July 1, 2025

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
           Amendment No. 4 to Registration Statement on Form F-1
           Filed June 16, 2025
           File No. 333-284137
Dear Andrew Yeo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-1
Financial Statements, page F-1

1. We note your response to prior comment 4, but there does not appear to be an Exhibit
       99.9. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.
Exhibits

2. Please ensure that your exhibits are filed in text-searchable format. Refer to Item 301 of Regulation S-T. For example, we note Exhibit 10.17.
 July 1, 2025
Page 2

Exhibit 23.1, page II-4

3. We note your response to prior comment 5. The consent still references a prior amendment and is dated May 2, 2025. Please provide a currently dated consent that addresses this concern.
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   William S. Rosenstadt